SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF AUGUST 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X    Form 40-F
                                     ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No X
                                      ---    ---

                                                                          [LOGO]

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
             NIRE 53 3 000580 0 / CNPJ/MF NUMBER 02.558.132/0001-69



               MINUTES OF THE 163rd (ONE HUNDRED AND SIXTY THIRD)
                           EXTRAORDINARY BOARD MEETING
                             HELD ON JULY 30th, 2002

1. DATE, TIME, AND LOCATION OF THE MEETING: The meeting was held at 9:00 (nine hundred hours) of the 30th of July, 2002, at the Company's headquarters, located at SETOR COMERCIAL SUL, QUADRA 02, BLOCO C, No 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, in the city of Brasilia, in the Federal District of Brazil. 2.
ATTENDANCE: The effective members of the Company's Board of Directors, elected in the Ordinary General Shareholders' Meeting of April, 26th, 2001. Board member Marco Antonio Beldi was justifiably absent 3. THE TABLE: Mr. ALEXANDRE BELDI NETTO, chairman of the Company's Board of Directors conducted the proceedings, and invited Mr. MARIO CESAR PEREIRA DE ARAUJO to act as secretary. 4. ORDER OF THE DAY: To decide on the Company's Information Disclosure Policy, as provided under Article 16 of CVM Instruction number 358 of January 3rd, 2002 5.
DELIBERATIONS: The members of the Board unanimously and with no restrictions resolved to: Approve the Information Disclosure Policy for TELE CENTRO OESTE CELULAR PARTICIPACOES S.A., which consists in Attachment I of the present document. In the terms of item XVII of the Disclosure Policy approved herein, it shall be the responsibility of the Head of Investor Relations to take all necessary and convenient measures in order for the Company to maintain at its headquarters a register of the persons who are subject to the aforementioned Disclosure Policy with their respective qualifications, indicating their positions or roles, addresses, and registry number with the Brazilian National Tax Roll (CADASTRO NACIONAL DE PESSOAS JURIDICAS OR CADASTRO DE PESSOAS FISICAS). This register should be updated immediately whenever there is any change in its information. 6. CLOSING: With no further issues to address, the president closed the meeting and assigned to the Head of Investor Relations the task of having copies of the Information Disclosure Policy for TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. forwarded to the CVM, Bovespa, Abrasca, Abamec, Anbid and other stock exchange entities. A maximum period of 30 (thirty) days was established for the implementation of the provisions under item X - COMPANY'S ELECTRONIC INFORMATION, and the present minutes were drawn, read and considered appropriate, and signed by all the present members. Brasilia-DF, July 29th, 2002. We hereby certify for all purposes that the document below is a true copy of its original text, drawn in its appropriate minute book.


                              ALEXANDRE BELDI NETTO
                       PRESIDENT OF THE BOARD OF DIRECTORS

                          MARIO CESAR PEREIRA DE ARAUJO
                               MEMBER OF THE BOARD

         ANTONIO FABIO BELDI                       NELSON GUARNIERI DE LARA
         MEMBER OF THE BOARD                         MEMBER OF THE BOARD

     ARALDO ALEXANDRE M. DE SOUZA                  RICARDO DE SOUZA ADENES
         MEMBER OF THE BOARD                         MEMBER OF THE BOARD

                                  ATTACHMENT I

                        INFORMATION DISCLOSURE POLICY FOR
                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

   I. BACKGROUND

1. The Board of Directors of Tele Centro Oeste Celular Participacoes S.A. (the "COMPANY"), after considering the need to make available to its shareholders and to the market in general, information relative to the corporate business which may bear reasonable influence on the rating of securities issued by the Company and on those relative to them, as well as on investors' decision to buy, sell, hold or exercise any of the rights inherent to their condition of holders of securities issued by the Company or on those relative to them; considering also that access to such information should occur in an organized, clear, truthful and sufficient way; and in conformity with the provisions of Item 16 of Instruction number 358, issued on January 03, 2002 by the COMISSAO DE VALORES MOBILIARIOS - CVM, decided in a general meeting held on July 29, 2002 to approve its Information Disclosure Policy (the "Policy"), in the terms described below.

   II. ADDRESSEES

2. The present Policy applies to the controlling shareholders, as well as to the administrators operating on their own or on the Company's behalf, as well as to the members of the Statutory Audit Committee, the Presidency, the Engineering Department, the Financial Department, the Operations Coordination Department, the Business Department, the Administrative and Human Resources Department, those line managers operating in these departments, and whoever is exposed to information relative to a relevant act or fact, (either of which a "RELEVANT FACT"), as a result of their position or attribution in the Company or in the controlled or associated companies, especially those working in the areas to which they report and in the areas directed by the persons discriminated above (all of which, treated on the whole or individually, the "ADDRESSEES").

   III. POTENTIALLY RELEVANT ACT OR FACT

3. For purposes of the present Policy, a Relevant Fact consists of any decision made by a controlling shareholder, and those decisions reached in general assemblies or made by any of the Company's administrative bodies, as well as any other act or fact of regulatory or administrative, technical, financial or economical nature, conducted or related to their business which may reasonably influence the following:

(a)  rating of securities issued by the Company or those relative to them;
(b)  investors' decision to buy, sell or hold these securities; and
(c) investors' decision to exercise any of the rights inherent to their condition of holders of securities issued by the Company or those relative to them.

   IV. TYPES OF RELEVANT ACT OR FACT

4. The following are types of Relevant Facts for purposes of the present Policy, considering their material relevance and established by the effects they may have on the rating of securities and on investors' decision making, as provided under Item III - POTENTIALLY RELEVANT ACT OR FACT:

(a) signature of agreement or contract related to the transfer of the Company's stock control, even when such agreement or contract contains a clause establishing suspensive or resolving conditions;

(b) change in control of the Company, including through the execution, alteration or cancellation of shareholders' agreements;

(c) execution, alteration or cancellation of shareholders' agreements in which the Company is a contracting or intervenient party, or which has been registered in one of the Company's books;

(d) entry or exit of partner having an operating, financial, technological or administrative collaboration or agreement with the Company;

(e) authorization to negotiate securities issued by the Company in any domestic or foreign market;

(f) decision to promote the cancellation of the Company's registration as a publicly-held entity;

(g) incorporation, merger or split-up involving the Company or correlated companies;

(h)  transformation or dissolution of the Company;

(i)  change in the composition of the Company's equity;

(j)  change in accounting criteria;

(k)  renegotiation of debts;

(l)  approval of plans to grant stock options;

(m)  alteration of the Company securities' rights and advantages;

(n)  breakdown or grouping of shares or attribution of bonuses;

(o)  acquisition   of  Company  shares  for  permanence  in  treasury  or  their cancellation, and the sale of the shares purchased that way;

(p) profit or loss on the part of the Company or attribution of benefits in cash;

(q) execution and cancellation of contracts, or failure of performance, when the expectation of their completion is of public knowledge;

(r)  approval,   alteration   or  surrender  of  projects  or  delays  in  their
     implementation;

(s) commencement, recommencement or suspension of the manufacture or trade of product or of the service offered;

(t) discovery, change or development of technology or resources used by the Company;

(u)  change in projections disclosed by the Company; and

(v) request of a composition with creditors, filing for or acknowledgement of bankruptcy, or proposition of action at law that may come to affect the economic or the financial situation of the Company.

   V. CONFIDENTIALITY

5. The Addressees should keep total confidentiality as to Relevant Facts concerning corporate business yet undisclosed to the market, or disclose them on a restricted basis whenever necessary to the development of these business, always in secrecy and making sure that all those who are granted access to such information are aware of its confidential nature.

   VI. PROCEDURES RELATIVE TO CONFIDENTIALITY

6. Addressees should proceed in the following way when handling undisclosed confidential or potentially relevant information, defined under Item III - POTENTIALLY RELEVANT ACT OR FACT:

(a) immediately report the information to the Head of Investor Relations, observing the provisions under Item XIII - MAINTAINING CONFIDENTIALITY FOR THE BENEFIT OF THE COMPANY;
(b) certify that all documents relative to such information circulate bearing a warning of confidentiality and that all conventional and electronic mail is addressed to persons of trust who are aware of the fact that such information is being disclosed on a confidential basis;
(c) forward to the Head of Investor Relations a list containing the names, positions and role of the people to whom such information was formally and informally disclosed, when known; and
(d) communicate immediately to the Head of Investor Relations their suspicion of, or the occurrence of, leak of such information to areas outside their restrict and controlled circle.

   VII. DIRECT RESPONSIBILITY FOR DISCLOSURE OF THE RELEVANT FACT

7. It is up to the Head of Investor Relations to effectively conduct the dissemination of the Relevant Fact, promoting its immediate disclosure and communication to the CVM, to the Sao Paulo Stock Exchange - BOVESPA, and to any other stock exchanges allowing the negotiation of the securities issued by the Company, except for the case described under Item XIII - MAINTAINING CONFIDENTIALITY FOR THE BENEFIT OF THE COMPANY.

   VIII. SUBSIDIARY RESPONSIBILITY FOR DISCLOSURE OF RELEVANT FACTS

8. Once observed the procedure provided in line (a) of Item VI - PROCEDURES RELATIVE TO CONFIDENTIALITY, and verified by the controlling shareholders, members of the board of directors, of the Statutory Audit Committee, Engineering Department, Financial Department, Operations Coordination Department, Business Department and Human Resources and Administration Department, Division and Department managers and managers of any other units having technical or consulting positions that may come to be created as a result of a statutory disposition, that there has been an omission on the part of the Head of Investor Relations as to the aforementioned disclosure, except for the situation described under Item XIII - MAINTAINING CONFIDENTIALITY FOR THE BENEFIT OF THE COMPANY, the above parties shall communicate the Relevant Fact directly to the CVM.

   IX. FORM OF DISCLOSURE OF RELEVANT FACTS

9. The communications shall be made by means of publications in the newspapers usually used by the Company and occasionally in the form of a summary, and by indicating an address on the worldwide computer network where the interested parties may have access to complementary information, when this is the case, and obtain the information forwarded to the CVM or to the BOVESPA and to other entities of the market in which the securities issued by the Company are traded.

   X. COMPANY'S ELECTRONIC INFORMATION

10. All the Relevant Facts relative to the Company are made available at HTTP://TCORI.INFOINVEST.COM.BR and its specific shortcut included in the field of the electronic site corresponding to investor relations.

   XI. OBSERVANCE OF STOCK EXCHANGES' WORKING HOURS

11. The Relevant Facts will be disclosed either prior to the start of the trade in the market or after its closing, except when they justifiably have to be disclosed at a different moment aiming at investors' and the market's best interest, with should represent no loss to the right to request the suspension of the trades when such disclosure occurs during the markets' operating hours, for as long as it takes to disclose it properly.

   XII. ANOMALOUS SITUATIONS

12. Whenever there is an oscillation in the rating of the securities issued by the Company, in their prices or in the amounts traded, the Head of Investor Relations shall investigate internally among the persons who have access to the relevant information, aiming at verifying whether they are aware of any matter likely to be disclosed to the market.

   XIII. MAINTAINING CONFIDENTIALITY FOR THE BENEFIT OF THE COMPANY

13. The Relevant Fact may exceptionally remain undisclosed when the controlling shareholders or the administrators understand that its disclosure may result in a disadvantage to the Company, jeopardizing its legitimate interests.

   XIV. HOLDERS OF SECURITIES ISSUED BY THE COMPANY

14. The directors, as well as the members of the board, the members of the Statutory Audit Committee and the members of any unit having technical or consulting positions created by means of a statutory disposition are required to inform the Company, the CVM, and the BOVESPA of the amount, the characteristics, and the form of acquisition of the securities issued by the Company or by the controlled or the controlling companies, as long as these are registered as publicly-held entities, of which they are holders, and the securities issued by these companies which belong to their spouse of which they are not officially separated, to their common-law spouse, to any dependant included in their annual income-tax statement and of directly and indirectly controlled corporations. The communication shall be made whenever there is an alteration in shareholding and shall contain the following:

(a) the information relative to names, qualification, registry number with the Brazilian National Tax Roll (CADASTRO NACIONAL DE PESSOAS JURIDICAS OR CADASTRO DE PESSOAS FISICAS), the amount, type, and class in the case of shares, and all other characteristics in the case of other securities, in addition to the name of the issuing Company, the form, the price and the date of all transactions; and

(b) the immediate presentation in the case of installation of office or when the documentation was presented for registration of the Company as a publicly-held Company and the maximum period of 10 days after the end of the month in which there is an alteration of the shareholding, including the information on the balance during the corresponding period.

   XV. INTERDICTIONS TO THE TRANSACTION

15. The Company and the Addressees who gain knowledge of a Relevant Act or Fact relative to the Company will not be able to negotiate the Company's securities or those securities relative to them while such Relevant Act or Fact remains undisclosed to the market.

     15.1 The same restriction will apply to whoever is in possession of information relative to a Relevant Act or Fact, aware that such act or fact consists in information which has not been disclosed to the market, particularly to those having a business, professional or trust relationship with the Company such as the Addressees, independent auditors, securities analysts, consultants and institutions forming the distribution system, who are responsible for verifying the terms of disclosure prior to negotiating securities issued by the Company or those relative to them.

     15.2 Irrespective of the dispositions under Item 15.1 above, the interdiction mentioned in Item 15 of this Policy also applies to those administrators who leave the Company's administration prior to the public disclosure of a business or a fact started during the period in which they worked with the Company, and shall be extended for a period of 6 (six) months after their departure.

     15.3 The negotiation of Company securities or of securities relative to them is also barred to those persons mentioned under Item 15 above for the period of 15 (fifteen) days prior to the disclosure of the quarterly (ITR) and annual (DFP and IAN) information by the Company.

     15.4 In the case that any agreement or contract is executed aiming to transfer the Company's shareholding, if any option or mandate authorizing the above mentioned objective is granted, or if there is any intention to promote the incorporation, total or partial split-up, merger, transformation or reorganization of the Company, and while the information is not made public by means of the publication of the Relevant Fact, the Company's Board of Directors will not be authorized to decide for the acquisition or for the sale of Company shares.

   XVI. ASYMMETRIC DISCLOSURE OF INFORMATION

16. Previously to the publication by any means of communication, including release to the press or disclosure in labor union meetings and in meetings held by investors, analysts or select public in Brazil or abroad, the Addressees should contact and submit in secrecy the material which is the object of exposure or disclosure to the Head of Investor Relations, who shall take the necessary measures to simultaneously disclose information, if appropriate.

   XVII. POLICY IMPLEMENTATION AND FOLLOW-UP

17. The Head of Investor Relations will be the director in charge of monitoring the measures established in this Policy, particularly:

(a) the formal communication of the terms of this Policy to the Addressees, when identified, obtaining their respective formal adhesion using a document specifically prepared for this purpose; and

(b) the maintenance of the list of Addressees, when identified, including their position, address and registry number with the Brazilian National Tax Roll (CADASTRO NACIONAL DE PESSOAS JURIDICAS OR CADASTRO DE PESSOAS FISICAS).

   XVIII. INTERNAL CONTROL

18. Copies of the Relevant Facts disclosed, as well as copies of the documents produced as a result of the observance of the present Policy will be filed with the Office of the Board of Directors, observing the confidentiality when applicable, and the information provided under Sub-Item (B) of Item XV - POLICY IMPLEMENTATION AND FOLLOW-UP shall remain in file for a period five years after the disentailment of the Addressee from the Company. The remaining information may also remain filed, non compulsory, for the same period.

   XIX. ADDITIONAL COMMUNICATIONS

19. All communications of Relevant Facts will also be sent on a complementary and not compulsory basis to other stock exchange entities such as the Brazilian Association of Publicly-Head Companies (ASSOCIACAO BRASILEIRA DAS COMPANHIAS ABERTAS - ABRASCA), the Brazilian Association of Stock Exchange Analysts (ASSOCIACAO BRASILEIRA DOS ANALISTAS DO MERCADO DE CAPITAIS - ABAMEC) and the Brazilian Association of Investment Banks (ASSOCIACAO NACIONAL DOS BANCOS DE INVESTIMENTO - ANBID).

   XX. POLICY  DISSEMINATION  AND  DISCLOSURE OF CRIMES  AGAINST THE  SECURITIES
   MARKET

20. All Addressees will be promptly informed of the present "INFORMATION DISCLOSURE POLICY FOR TELE CENTRO OESTE CELULAR PARTICIPACOES S.A." and of the fact that the use of relevant information undisclosed to the market of which they are aware and which should be kept in secrecy may characterize a crime against the securities market, in the terms of Law number 6385, of December 07, 1976, as amended by Law number 10303, of October 31, 2001.

                                      DRAFT


                                  Attachment I


                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                               NIRE 53.30000.580-0
                        CNPJ/MF NUMBER 02.558.132/0001-69



                            CONTRACT OF ADHESION <F1>


On the [==] (day) of [==] (month) of 2002, at the headquarters of TELE CENTRO OESTE CELULAR PARTICIPACOES S.A., located at SETOR COMERCIAL SUL, QUADRA 02, BLOCO C, 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, CEP 70302-916, in the city of Brasilia, Distrito Federal, [==] (full name), [==] (nationality), (marital status), (occupation), resident at (business address), was present bearing identity card [=INSERT DESCRIPTION OF IDENTITY CARD PRESENTED AND ITS REGISTRY=], and declared that after learning about the terms and conditions of the Company's Information Disclosure Policy approved by deliberation in a Board Meeting held on July [==], 2002, adheres with no restrictions to its provisions and commits to respect all its terms and conditions.

                           Brasilia, [=INSERT DATE=].



                                   (SIGNATURE)
                             Full name of declarant

--------------------------------------------------------------------------------
___________________

<F1>
The Contract of Adhesion should remain filed at the headquarters of Tele Centro Oeste Celular Participacoes S.A. while the declarant maintains his relationship with it and for a minimum period of five years after his disentailment.

THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. STATEMENTS THAT ARE NOT STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Tele Centro Oeste Cellular Holding Company


Date: August 1, 2002                    By: /S/ MARIO CESAR PEREIRA DE ARAUJO
                                            ------------------------------------
                                            Name:  Mario Cesar Pereira de Araujo
                                            Title: President